December 29, 2006


By facsimile to (212) 818-8881 and U.S. Mail


Ms. Diane Chillemi
Vice President and Chief Financial Officer
Ladenburg Thalmann Financial Services Inc.
4400 Biscayne Boulevard, 12th Floor
Miami, FL 33137

Re:	Ladenburg Thalmann Financial Services Inc.
	Registration Statement on Form S-3
	Filed December 11, 2006
File No. 333-139244

Dear Ms. Chillemi:

	We limited our review of the filing to the issues addressed in our comments. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 13

1. Please identify any selling shareholder who is a broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is a broker-dealer.

2. If a selling shareholder is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased in the ordinary course of business the securities to be resold.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If LTS is unable to make the representations noted above in the prospectus, LTS must state in the prospectus that the selling shareholder is an underwriter.

3. Consider adding disclosure that the term selling shareholder includes the selling shareholders listed in the table and their transferees, pledges, donees, or their successors.

4. State that LTS will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, LTS may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If LTS thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since LTS and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If LTS requests acceleration of the registration statement`s effectiveness, LTS should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve LTS from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* LTS may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that LTS provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,




Pamela A. Long
					     Assistant Director

cc:	David Alan Miller, Esq.
	Graubard Miller
	The Chrysler Building
	405 Lexington Avenue
	New York, NY 10174



Ms. Diane Chillemi
December 29, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE